CUSIP No. 29362Y106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 25 )

Under the Securities Exchange Act of 1934

Entech Solar, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

29362Y106
(CUSIP Number)

Joseph P. Bartlett
Law Offices of Joseph P. Bartlett, PC
1900 Avenue of the Starts, 20th Floor
Los Angeles, California 90067
(310) 201-7553

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2010
(Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /  /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29362Y106

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person David Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) /X/ (B) / /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power -0-
Number of Shares
Beneficially Owned	(8)	Shared Voting Power 220,227,841
by Each Reporting
Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 220,227,841

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 220,227,841

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		/ /

(13)	Percent of Class Represented by Amount in Row (11) 45.1%

(14)	Type of Reporting Person (See Instructions) IN

______________
(1)      Calculated in accordance with Rule 13D (see Item 5(a) for a more detailed explanation).

CUSIP No. 29362Y106

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) /X/ (B) / /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power -0-
Number of Shares
Beneficially Owned	(8)	Shared Voting Power 220,227,841
by Each Reporting
Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 220,227,841

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 220,227,841

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		/ /

(13)	Percent of Class Represented by Amount in Row (11) 45.1% (1)

(14)	Type of Reporting Person (See Instructions) IN

______________
(1)      Calculated in accordance with Rule 13D (see Item 5(a) for a more detailed explanation).

CUSIP No. 29362Y106

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) /X/ (B) / /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power -0-
Number of Shares
Beneficially Owned	(8)	Shared Voting Power 220,227,841
by Each Reporting
Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 220,227,841

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 220,227,841

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		/ /

(13)	Percent of Class Represented by Amount in Row (11) 45.1% (1)

(14)	Type of Reporting Person (See Instructions) OO

______________
(1)      Calculated in accordance with Rule 13D (see Item 5(a) for a more detailed explanation).

4

CUSIP No. 29362Y106

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Jemz Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) /X/ (B) / /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power -0-
Number of Shares
Beneficially Owned	(8)	Shared Voting Power 220,227,841
by Each Reporting
Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 220,227,841

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 220,227,841

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		/ /

(13)	Percent of Class Represented by Amount in Row (11) 45.1% (1)

(14)	Type of Reporting Person (See Instructions) OO

______________
(1)      Calculated in accordance with Rule 13D (see Item 5(a) for a more detailed explanation).

4

CUSIP No. 29362Y106

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person AC Montgomery Nevada, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) /X/ (B) / /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization Nevada

	(7)	Sole Voting Power -0-
Number of Shares
Beneficially Owned	(8)	Shared Voting Power 220,227,841
by Each Reporting
Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 220,227,841

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 220,227,841

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		/ /

(13)	Percent of Class Represented by Amount in Row (11) 45.1% (1)

(14)	Type of Reporting Person (See Instructions) OO

______________
(1)      Calculated in accordance with Rule 13D (see Item 5(a) for a more detailed explanation).

4

CUSIP No. 29362Y106

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person AC Montgomery, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) /X/ (B) / /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization Delaware

	(7)	Sole Voting Power -0-
Number of Shares
Beneficially Owned	(8)	Shared Voting Power 220,227,841
by Each Reporting
Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 220,227,841

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 220,227,841

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		/ /

(13)	Percent of Class Represented by Amount in Row (11) 45.1% (1)

(14)	Type of Reporting Person (See Instructions) OO

______________
(1)      Calculated in accordance with Rule 13D (see Item 5(a) for a more detailed explanation).

CUSIP No. 29362Y106

Item 1.

This Amendment to Schedule 13D (this “Amendment”) amends and restates, where indicated, the statement on the initial Schedule 13D and prior amendments thereto relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum with the Securities and Exchange Commission (the “Prior Schedules”).  This amendment also reports beneficial ownership by Jemz Trust, AC Montgomery Nevada, LLC, a Nevada limited liability company, and Montgomery LLC, a Delaware LLC, each of which entities is controlled by David Gelbaum, and each of which entities are deemed to own the 30,001,000 shares of Common Stock of the Issuer issued to Jemz Trust and reported in this Amendment.    The Quercus Trust, David Gelbaum, Jemz Trust, AC Montgomery Nevada, LLC and Montgomery LLC are referred to here as the "Reporting Persons".  Capitalized terms used in this Amendment No. 25 but not otherwise defined herein have the meanings given to them in the Prior Schedules. Except as otherwise set forth herein, this Amendment No. 25 does not modify any of the information previously reported by the Reporting Persons in the Prior Schedules.

Item 2:  Identity and Background.

Item 2 is amended to add the following:

This Amendment is being filed by the following additional persons, who are now included in the Reporting Persons: Jemz Trust, a California trust, AC Montgomery Nevada, LLC, a Nevada limited liability Company, and AC Montgomery, LLC, a Delaware LLC.  None of such persons has been convicted in a criminal proceeding, nor been the part of any civil proceeding identified in Item 2(e) of Instruction 2 to Schedule 13D.

The address of each of the Jemz Trust, AC Montgomery Nevada, LLC and AC Montgomery, LLC have the following address:

1900 Avenue of the Stars, 20th Floor
Los Angeles, California 90067
c/o Joseph P. Bartlett, Esq.

Item 3:  Source and Amount of Funds or Other Consdieration

Item 3 is amended to add the following:

The 30,001,000 Shares acquired by Jemz Trust were acquired with personal funds of Jemz Trust.

Item 4.  Purpose of Transaction

Item 4 is amended to add the following:

The 30,000,000 Shares acquired by Jemz Trust described in Item 5 were acquired with the intent of donating the Shares to the California Community Foundation for the purposes described in the Prior Schedules.

Except as set forth herein and in the Prior Schedules, the Reporting Persons do not have any plans or proposals which would relate to or result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons retain their right to modify their plans with respect to the transactions described in this Amendment, to vote, acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.  Interest in Securities of the Issuer

(a) As of the date of this Amendment, the Reporting Persons beneficially own 220,227,841 shares of Common Stock. This represents a sum of the following:

(i)	82,489,968 shares of Common Stock owned by the Quercus Trust ;

(ii)
63,818,090 shares of Common Stock underlying 4,892,857 shares of Series D-1 Convertible Preferred Stock (the “Series D-1 Preferred”), and 6,587,340 shares of Common Stock underlying Series D-1 Warrants to purchase up to 505,044 shares of Series D Preferred (the “Series D-1 Warrants”), after giving effect to anti-dilution protection provided therein; after giving effect to anti-dilution protection provided therein;

(iii)	11,911,764 shares of Common Stock underlying a Warrant to Purchase Common Stock dated March 19, 2010 (the “March Warrant”);

(iv)	2,076,923 shares of Common Stock underlying a Warrant to Purchase Common Stock dated April 30, 2010 (the “April Warrant”);

(v)	22,500,000 shares of Common Stock underlying a Warrant to Purchase Common Stock dated May 10, 2010 (the “May Warrant”); and

(vi)	843,750 shares of Common Stock underlying a Warrant to Purchase Common Stock dated June 25, 2010 (the "June Warrant").

(vii)
30,000,000 shares of Common Stock purchased by Jemz Trust on December 6 and December 16, 2010.  AC Montgomery Nevada, LLC is the Trustee of the Jemz Trust, and AC Montgomery, LLC is the member of AC Montgomery, LLC.  David Gelbaum is the Member of AC Montgomery, LLC.

The foregoing shares of Common Stock represent a beneficial ownership of 45.1 % of the outstanding shares of Common Stock, based on  380,707,537 shares of Common Stock outstanding as of  December 16 , 2010 and after giving effect to the exercise of the Series D-1 Warrants, the conversion of the Series D Preferred and the exercise of the March Warrant, April Warrant, May Warrant and June Warrant.

(b) The Reporting Persons (other than Jemz Trust, AC Montgomery Nevada, LLC and AC Montgomery, LLC) have shared voting and dispositive power with respect to all shares of Common Stock beneficially owned. Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over shares of Common Stock beneficially owned by the Trust.  Jemz Trust, AC Montgomery Nevada, LLC and AC Montgomery LLC, and the other Reporting Persons have power to exercise voting and investment control over the 30,001,000 Shares owned by Jemz Trust.

(c)  No Shares have been disposed of since the transactions reported in the Prior Amendments.

(d)  Not applicable

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With

Respect to Securities of the Issuer

(a) Pursuant to the Power of Attorney filed as Exhibit “B” to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum’s Attorney-In-Fact.

(b) Stock Purchase Agreement dated December 6, 2010, by and between Jemz Trust and Entech Solar, Inc.

(c) Stock Purchase Agreement dated December 16, 2010, by and between Jemz Trust and Entech Solar, Inc.

Item 7. Material to Be Filed s Exhibits

Exhibit A: Agreement Regarding Joint Filing of Amendment to Schedule 13D

Exhibit B:  Stock Purchase Agreement dated December 6, 2010, by and between Jemz Trust and Entech Solar, Inc.

Exhibit C:  Stock Purchase Agreement dated December 16, 2010, by and between Jemz Trust and Entech Solar, Inc.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated: December 17, 2010	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

Jems Trust
/s/ David Gelbaum
By: David Gelbaum
Member, AC Montgomery, LLC, Manager, AC Montgomery Nevada, LLC
AC Montgomery Nevada, LLC
/s/ David Gelbaum
By: David Gelbaum
Member, AC Montgomery, LLC
AC Montgomery, LLC
/s/ David Gelbaum
Member

Exhibit A

Agreement Regarding Joint Filing of Amendment to Schedule 13D

The undersigned agree that the Amendment to the Schedule 13D with respect to the Common Stock of Entech Solar, Inc. is a joint filing being made on their behalf.

Dated: December 17, 2010	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

Jems Trust
/s/ David Gelbaum
By: David Gelbaum
Member, AC Montgomery, LLC, Manager, AC Montgomery Nevada, LLC
AC Montgomery Nevada, LLC
/s/ David Gelbaum
By: David Gelbaum
Member, AC Montgomery, LLC
AC Montgomery, LLC
/s/ David Gelbaum
Member

EXHIBIT B

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of December 6, 2010, by and among JEMZ Trust (“JEMZ” or the “Purchaser”), and Entech Solar, Inc., a Delaware corporation (the “Company”).

WHEREAS, the Purchaser desires to purchase from the Company, and the Company desires to sell to Purchaser, shares of the Company’s common stock, par value $0.001 (“Common Stock”), on the terms set forth herein; and

WHEREAS, the Company is offering the Common Stock pursuant to Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”) and/or Section 4(2) of the Securities Act.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.   Sale of Shares.

1.1.   Purchase and Sale of Shares.  The Company hereby agrees to issue to JEMZ fifteen million (15,000,000) shares of Common Stock at a price of $0.0667 per share (the “Share Price”), for an aggregate purchase price of $1,000,500, which shares shall be purchased by JEMZ upon the full execution of this Agreement.

1.2.   The Closing.  The sale and purchase of the Common Stock shall take place at the offices of the Company, or at such other location as the Company and JEMZ mutually agree, on the date first set forth above (the “Closing”).  At the Closing, the Company shall deliver to JEMZ a certificate representing the Common Stock (the “Certificate”) in the form set forth on Exhibit “A” hereto, against delivery to the Company of a check or wire transfer in the amount of the Share Price.  The obligation of JEMZ to consummate the purchase at the Closing is subject to issuance of the Certificate by the Company and the truth and accuracy of the representations and warranties of the Company in Section 2 below.

2.   Representations and Warranties of Company.  The Company hereby represents and warrants to JEMZ that:

2.1.   Organization, Good Standing and Qualification.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  The Company has full corporate power and authority to own and hold its properties and to conduct its business.  The Company is duly licensed or qualified to do business, and in good standing, in each jurisdiction in which the nature of its business requires licensing, qualification or good standing, except for any failure to be so licensed or qualified or in good standing that would not have a material adverse effect on (i) the Company, (ii) its consolidated results of operations, assets, or financial condition, and (iii) its ability to perform its obligations under this Agreement (a “Material Adverse Effect”).

2.2.   Authorization.  The Company has full corporate power and authority to execute, deliver and enter into this Agreement and to consummate the transactions contemplated hereby.  All action on the part of the Company necessary for the authorization, execution, delivery and performance of this Agreement by the Company, the authorization, sale, issuance and delivery of the Common Stock and the performance of the Company’s obligations hereunder has been taken.  The Common Stock has been duly authorized and, when issued and paid for in accordance with this Agreement, will be validly issued, fully paid and non-assessable and will be free and clear of all liens imposed by or through the Company other than restrictions imposed by this Agreement and applicable securities laws.  This Agreement has been duly executed and delivered by the Company, and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally and by general equitable principles, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

2.3.   Compliance With Other Instruments.

(a)   The execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated hereby will not (i) result in the violation of any provision of the Certificate of Incorporation or By-laws of the Company, (ii) result in any violation of any law, statute, rule, regulation, order, writ, injunction, judgment or decree of any court or governmental authority to or by which the Company is bound, (iii) except with respect to securities already held by the Purchaser, trigger the increase in the rights of any holder of the Company’s outstanding debt or equity securities, including securities converted with such securities, (iv) conflict with, or result in a breach or violation of, any of the terms or provisions of, or constitute (with due notice or lapse of time or both) a default under, any lease, loan agreement, mortgage, security agreement, trust indenture or other agreement to which the Company is a party or by which it is bound or to which any of its properties or assets is subject, nor result in the creation or imposition of any lien upon any of the properties or assets of the Company, in the cases of clauses (ii) and (iii) above, only to the extent such conflict, breach, violation, default or lien reasonably could, individually or in the aggregate, have or result in a Material Adverse Effect.

(b)   No consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority remains to be obtained or is otherwise required to be obtained by the Company in connection with the authorization, execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, including, without limitation the issue and sale of the Common Stock, except filings as may be required to be made by the Company with (i) the United States Securities and Exchange Commission (“SEC”) and (ii) state “blue sky” or other securities regulatory authorities.

2.4.   Material Adverse Changes.  Except as disclosed in the Company’s periodic and other filings with the SEC, since September 30, 2010, there has not occurred any event or events which, singly or in the aggregate, have had or are reasonably expected to have, a Material Adverse Effect upon the business, operations or financial condition of the Company.

2.5.   Issuance of Securities.  Except with respect to (i) shares of Common Stock and certain warrants issued to Socius Capital Group, LLC, (ii) shares of capital stock issued to the Purchaser and (iii) any shares of restricted stock or stock options issued to employees or directors under any of the Company’s equity incentive plans, since September 30, 2010, and except as disclosed in any periodic or other filings made with the SEC, the Company has not issued any capital stock, or any securities convertible into, or exchangeable for, capital stock, or entered into any written or oral commitment with respect thereto, other than transactions with the Purchaser or in connection with the Company’s stock option plan.

2.6.   Litigation.  There are no pending or overtly threatened actions, claims, orders, decrees, investigations, suits or proceedings by or before any governmental authority, arbitrator, court or administrative agency which would have a Material Adverse Effect, or which question the validity of this Agreement or any action taken or to be taken by the Company in connection herewith, or which might result in any impairment of the right or ability of the Company to enter into or perform his obligations under this Agreement.

2.7.   Reports; Financial Statements.  The Company’s Annual Report on Form 10-K for the years ended December 31, 2009 and December 31, 2008 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010, and all Current Reports on Form 8-K filed to date (the “Reports”) have been filed with the SEC and the Reports complied in all material respects with the rules of the SEC applicable to such Reports on the date filed with the SEC, and the Reports did not contain, on the date of filing with the SEC, any untrue statement of a material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances in which they were made, not materially misleading.  All of the consolidated financial statements included in the Reports (the “Company Financial Statements”):  (a) have been prepared from and on the basis of, and are in accordance with, the books and records of the Company and with generally accepted accounting principles applied on a basis consistent with prior accounting periods; (b) fairly and accurately present in all material respects the consolidated financial condition of the Company as of the date of each such Company Financial Statement and the results of its operations for the periods therein specified; and (c) in the case of the annual financial statements, are accompanied by the audit opinion of the Company’s independent public accountants.  Except as set forth in the Company Financial Statements, as of the date hereof, the Company has no liabilities other than (x) liabilities which are reflected or reserved against in the Company Financial Statements and which remain outstanding and undischarged as of the date hereof, (y) liabilities arising in the ordinary course of business of the Company since September 30, 2010, or (z) liabilities incurred as a result of this Agreement or which were not required by generally accepted accounting principles to be reflected or reserved on the Company Financial Statements.

2.8.   Permits.  The Company has all franchises, permits, licenses and similar authorizations necessary for the conduct of its business, and is not in default of any such authorizations, where the absence or default of such authorization could have a Material Adverse Effect.

2.9.   Income Tax Returns.  The Company and each entity owned or controlled, directly or indirectly by the Company or in which it has a fifty percent (50%) or greater interest (each, a “Subsidiary”) has filed all federal and state income tax returns which are required to be filed, and have paid, or made provision for the payment of, all taxes which have become due pursuant to said returns or pursuant to any assessment received by the Company or any Subsidiary, except such taxes, if any, as are being contested in good faith and as to which adequate reserves have been provided.  The Company has no knowledge of any pending assessments or adjustments of the income tax payable of the Company or its Subsidiaries with respect to any year.

2.10.   Environmental Matters.  None of the operations of the Company or any Subsidiary is the subject of any federal or state investigation evaluating whether any remedial action involving a material expenditure is needed to respond to a release of any toxic or hazardous waste or substance into the environment.  To the Company’s knowledge, neither the Company nor any Subsidiary has received notice of any actual or threatened claim, investigation, proceeding, order or decree in connection with any release of any toxic or hazardous waste or substance into the environment.

2.11.   Offering.  Subject to the truth and accuracy of Purchaser’s representations set forth in Section 3 of this Agreement, the offer, sale and issuance of the securities contemplated by this Agreement are exempt from the registration requirements of the Securities Act, and the qualification or registration requirements of the Act or other applicable blue sky laws.  Neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemptions.

2.12.   Patents and Trademarks.  The Company possesses all patents, patent rights, trademarks, trademark rights, service marks, service mark rights, trade names, trade name rights and copyrights necessary for its business without, to its knowledge (but without having conducted any special investigation or patent search), any conflict with or infringement of the valid rights of others and the lack of which could materially and adversely affect the operations or condition, financial or otherwise, of the Company, and the Company has not received any notice of infringement upon or conflict with the asserted rights of others.

2.13.   Insurance.  The Company has in full force and effect fire and casualty insurance policies with such coverages in amounts (subject to reasonable deductibles) customary for companies similarly situated.

2.14.   Related Party Transactions.  Except as disclosed in the Reports, no existing contractual obligation of the Company or its Subsidiaries is with or for the direct benefit of (i) any party owning, or formerly owning, beneficially or of record, directly or indirectly, in excess of five percent (5%) of the outstanding capital stock of the Company, (ii) any director, officer or similar representative of the Company, other than employment agreements, (iii) any natural person related by blood, adoption or marriage to any party described in (i) or (ii), or (iv) any entity in which any of the foregoing parties has, directly or indirectly, at least a five percent (5%) beneficial interest (a “Related Party”).  Without limiting the generality of the foregoing, no Related Party, directly or indirectly, owns or controls any material assets or material properties which are used in the Company’s business and to the knowledge of the Company, no Related Party, directly or indirectly, engages in or has any significant interest in or connection with any business which is, or has been within the last two years, a competitor, customer or supplier of the Company or has done business with the Company or which currently sells or provides products or services which are similar or related to the products or services sold or provided in connection with the Business.

2.15.   No Anti-Dilution Rights.  Except with respect to any such provisions for the benefit of the Purchaser, the transactions contemplated hereby will not trigger any anti-dilution provisions contained in any existing shareholder agreements.

2.16.   Full Disclosure.  No representation, warranty, schedule or certificate of the Company made or delivered pursuant to this Agreement contains or will contain any untrue statement of fact, or omits or will omit to state a material fact the absence of which makes such representation, warranty or other statement misleading.

3.   Representations and Warranties of JEMZ.  JEMZ hereby represents and warrants to, and agrees with, the Company that:

3.1.   Restricted Securities.  JEMZ understands that (i) the Common Stock is characterized as “restricted securities” under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering, (ii) under such laws and applicable regulations such securities may be resold without registration under federal and state securities laws only in certain limited circumstances, and (iii) the Company may require a legal opinion of JEMZ’ counsel with respect to unregistered transfers.

3.2.   Accredited Investor.  JEMZ represents that it is an “accredited investor” within the meaning of Regulation D promulgated under the Securities Act.

3.3.   Legends.  JEMZ understands that the certificates evidencing the Common Stock will bear substantially the following legends:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH SECURITIES ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO RULE 144 OF SUCH SECURITIES ACT.

3.4.   Investment Purposes.  The securities will be acquired for investment for JEMZ’ own account, not as a nominee or agent, and not with a view to the public resale or distribution thereof within the meaning of the federal or state securities laws, and JEMZ has no present intention of selling, granting any participation in, or otherwise distributing the same. JEMZ further represents that he or it does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the securities.

3.5.   Litigation.  There are no claims before any governmental entity or arbitrator pending or, to such Purchaser’s knowledge, currently threatened against or with respect to such Purchaser relating to or affecting the Common Stock which question the validity of this Agreement or any action taken or to be taken by such Purchaser in connection herewith, or which might result in any impairment of the right or ability of such Purchaser to enter into or perform its obligations under this Agreement.

3.6.   Awareness of Company Performance.  Purchaser acknowledges that (i) it has received and reviewed the Company’s financial statements (a) as of and for the year ended December 31, 2009 and (b) as of and for the nine-month period ended September 30, 2010, (ii) it has received or has had full access to all the information Purchaser considers necessary or appropriate to make an informed decision with respect to the purchase of the Common Stock pursuant to this Agreement, and (iii) it has had an opportunity to ask questions and receive answers from the Company regarding the Company’s financial performance and to obtain additional information (to the extent the Company possessed such information or could acquire it without unreasonable effort or expense) necessary to verify any information furnished to Purchaser or to which Purchaser had access.

4.   Survival of Representations and Warranties.  All representations, warranties and agreements made by the Company and JEMZ in this Agreement or in any certificate or other instrument delivered pursuant hereto shall survive the Closing and any investigation and discovery by the Company or by JEMZ, as the case may be, made at any time with respect thereto; provided, however, that, other than with respect to Section 2.5 (for which there shall be no time limit), neither JEMZ nor the Company shall have any liability to the other for any misrepresentation, inaccuracy or omission in any representation or warranty, or any breach of any representation or warranty, unless the party asserting a claim with respect to any thereof gives to the other written notice of such claim on or before the date which is two (2) years following the Closing Date.

5.   Indemnification.

5.1.   Indemnification by the Company.  In addition to all other sums due hereunder or provided for in this Agreement, the Company agrees to indemnify and hold harmless the Purchaser and its respective “Affiliates” (as defined in Rule 12b-2 of the General Rules and Regulations under the Exchange Act) and their respective officers, directors, agents, representatives, employees, subsidiaries, partners and controlling persons (each, an “indemnified party”) from and against any and all losses, claims, damages, expenses (including reasonable fees, disbursements and other charges of counsel) or other liabilities (“Liabilities”) resulting from any breach of any covenant, agreement, representation or warranty of the Company in this Agreement; provided, however, that the Company shall not be liable under this Section 5.1: (a) for any amount paid in settlement of claims without the Company’s consent (which consent shall not be unreasonably withheld) or (b) to the extent that it is finally judicially determined that such Liabilities resulted primarily from the willful misconduct or bad faith of such indemnified party; provided, further, that if and to the extent that such indemnification is held, by final judicial determination to be unenforceable, in whole or in part, for any reason, the Company shall make the maximum contribution to the payment and satisfaction of such indemnified Liability.  In connection with the obligation of the Company to indemnify for expenses as set forth above, the Company further agrees to reimburse each indemnified party for all such expenses (including reasonable fees, disbursements and other charges of counsel) as they are incurred by such indemnified party; provided, however, that if an indemnified party is reimbursed hereunder for any expenses, such reimbursement of expenses shall be refunded to the extent it is finally judicially determined that the Liabilities in question resulted primarily from the willful misconduct or bad faith of such indemnified party.

5.2.   Notification; Procedure.  Each indemnified party under Section 5.1 will, promptly after the receipt of notice of the commencement of any action or other proceeding against such indemnified party in respect of which indemnity may be sought from the Company under Section 5.1, notify the Company in writing of the commencement thereof.  The omission of any indemnified party so to notify the Company of any such action shall not relieve the Company from any liability which it may have to such indemnified party (i) other than pursuant to Section 5.1 or (ii) under Section 5.1 unless, and only to the extent that, such omission results in the Company’s forfeiture of substantive rights or defenses.  In case any such action or other proceeding shall be brought against any indemnified party and it shall notify the Company of the commencement thereof, the Company shall be entitled to participate therein and, to the extent that it may wish, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party; provided, however, that any indemnified party may, at its own expense, retain separate counsel to participate in such defense.  Notwithstanding the foregoing, in any action or proceeding in which both the Company and an indemnified party is, or is reasonably likely to become, a party, such indemnified party shall have the right to employ separate counsel at the Company’s expense and to control its own defense of such action or proceeding if, in the reasonable opinion of counsel to such indemnified party, (a) there are or may be legal defenses available to such indemnified party or to other indemnified parties that are different from or additional to those available to the Company or (b) any conflict or potential conflict exists between the Company and such indemnified party that would make such separate representation advisable; provided, however, that in no event shall the Company be required to pay fees and expenses under this sentence of Section 5.1 for more than one firm of attorneys in any jurisdiction in any one legal action or group of related legal actions.  The Company agrees that the Company will not, without the prior written consent of the Purchaser, settle, compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated hereby (if any indemnified party is a party thereto or has been actually threatened to be made a party thereto) unless such settlement, compromise or consent includes an unconditional release of the Purchaser and each other indemnified party from all liability arising or that may arise out of such claim, action or proceeding.  No such settlement shall impose any restriction on the future conduct of any indemnified party without such party’s consent, which may be withheld in such party’s discretion.  The rights accorded to indemnified parties hereunder shall be in addition to any rights that any indemnified party may have at common law, by separate agreement or otherwise.

6.   Miscellaneous.

6.1.   Entire Agreement.  This Agreement contains the entire agreement among the parties with respect to the exchange contemplated hereby.

6.2.   Governing Law.  This Agreement shall be governed by and construed under the laws of the State of Delaware.

6.3.   Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

6.4.   Severability.  The invalidity of any portion hereof shall not affect the validity, force, or effect of the remaining portions hereof. If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, the parties agree that a court of competent jurisdiction may enforce such restriction to the maximum extent permitted by law against those for whom it may be enforceable, and each party hereby consents and agrees that such scope may be judicially modified accordingly in any proceeding brought to enforce such restriction.

6.5.   Further Assurances.  The parties hereto shall, without additional consideration, execute and deliver or cause to be executed and delivered such further instruments and shall take or cause to be taken such further actions as are necessary to carry out more effectively the intent and purpose of this Agreement.

6.6.   Successors and Assigns.  Except as otherwise provided herein, the terms and conditions of Section 5 of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (including transferees of any securities).  Nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto or their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.7.   Titles and Subtitles.  The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.8.   Notices.  All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient, if not, then on the next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt.  All communications shall be sent to the address as set forth on the signature page hereof or at such other address as such party may designate by ten (10) days advance written notice to the other parties hereto.

6.9.   Finder’s Fee.  Each party represents that it neither is nor will be obligated for any finders’ fee or commission in connection with this transaction.  JEMZ agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finders’ fee (and the costs and expenses of defending against such liability or asserted liability) for which JEMZ or any of its trustees, employees or representatives is responsible.  The Company agrees to indemnify and hold harmless JEMZ from any liability for any commission or compensation in the nature of a finders’ fee (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

6.10.   Amendments and Waivers.  Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and JEMZ. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any securities purchased under this Agreement at the time outstanding, and each future holder of all such securities and the Company.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

JEMZ TRUST

By: AC Montgomery Nevada, LLC, a Nevada limited liability company

By: AC Montgomery, LLC, a Delaware limited liability company Its: Member

By:	/s/ David Gelbaum
David Gelbaum
Its: Member

Address:
1835 Newport Blvd.
A109 - PMB 467
Costa Mesa, CA 92627

ENTECH SOLAR, INC.

By:	/s/ Shelley Hollingsworth
Name: Shelley Hollingsworth
Title: Chief Financial Officer

Address:
13301 Park Vista Blvd., Suite 100
Fort Worth, Texas 76177

EXHIBIT C

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of December 16, 2010, by and among JEMZ Trust (“JEMZ” or the “Purchaser”), and Entech Solar, Inc., a Delaware corporation (the “Company”).

WHEREAS, the Purchaser desires to purchase from the Company, and the Company desires to sell to Purchaser, shares of the Company’s common stock, par value $0.001 (“Common Stock”), on the terms set forth herein; and

WHEREAS, the Company is offering the Common Stock pursuant to Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”) and/or Section 4(2) of the Securities Act.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.   Sale of Shares.

1.1.   Purchase and Sale of Shares.  The Company hereby agrees to issue to JEMZ fifteen million (15,000,000) shares of Common Stock at a price of $0.0667 per share (the “Share Price”), for an aggregate purchase price of $1,000,500, which shares shall be purchased by JEMZ upon the full execution of this Agreement.

1.2.   The Closing.  The sale and purchase of the Common Stock shall take place at the offices of the Company, or at such other location as the Company and JEMZ mutually agree, on the date first set forth above (the “Closing”).  At the Closing, the Company shall deliver to JEMZ a certificate representing the Common Stock (the “Certificate”) in the form set forth on Exhibit “A” hereto, against delivery to the Company of a check or wire transfer in the amount of the Share Price.  The obligation of JEMZ to consummate the purchase at the Closing is subject to issuance of the Certificate by the Company and the truth and accuracy of the representations and warranties of the Company in Section 2 below.

2.   Representations and Warranties of Company.  The Company hereby represents and warrants to JEMZ that:

2.1.   Organization, Good Standing and Qualification.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  The Company has full corporate power and authority to own and hold its properties and to conduct its business.  The Company is duly licensed or qualified to do business, and in good standing, in each jurisdiction in which the nature of its business requires licensing, qualification or good standing, except for any failure to be so licensed or qualified or in good standing that would not have a material adverse effect on (i) the Company, (ii) its consolidated results of operations, assets, or financial condition, and (iii) its ability to perform its obligations under this Agreement (a “Material Adverse Effect”).

2.2.   Authorization.  The Company has full corporate power and authority to execute, deliver and enter into this Agreement and to consummate the transactions contemplated hereby.  All action on the part of the Company necessary for the authorization, execution, delivery and performance of this Agreement by the Company, the authorization, sale, issuance and delivery of the Common Stock and the performance of the Company’s obligations hereunder has been taken.  The Common Stock has been duly authorized and, when issued and paid for in accordance with this Agreement, will be validly issued, fully paid and non-assessable and will be free and clear of all liens imposed by or through the Company other than restrictions imposed by this Agreement and applicable securities laws.  This Agreement has been duly executed and delivered by the Company, and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally and by general equitable principles, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

2.3.   Compliance With Other Instruments.

(a)   The execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated hereby will not (i) result in the violation of any provision of the Certificate of Incorporation or By-laws of the Company, (ii) result in any violation of any law, statute, rule, regulation, order, writ, injunction, judgment or decree of any court or governmental authority to or by which the Company is bound, (iii) except with respect to securities already held by the Purchaser, trigger the increase in the rights of any holder of the Company’s outstanding debt or equity securities, including securities converted with such securities, (iv) conflict with, or result in a breach or violation of, any of the terms or provisions of, or constitute (with due notice or lapse of time or both) a default under, any lease, loan agreement, mortgage, security agreement, trust indenture or other agreement to which the Company is a party or by which it is bound or to which any of its properties or assets is subject, nor result in the creation or imposition of any lien upon any of the properties or assets of the Company, in the cases of clauses (ii) and (iii) above, only to the extent such conflict, breach, violation, default or lien reasonably could, individually or in the aggregate, have or result in a Material Adverse Effect.

(b)   No consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority remains to be obtained or is otherwise required to be obtained by the Company in connection with the authorization, execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, including, without limitation the issue and sale of the Common Stock, except filings as may be required to be made by the Company with (i) the United States Securities and Exchange Commission (“SEC”) and (ii) state “blue sky” or other securities regulatory authorities.

2.4.   Material Adverse Changes.  Except as disclosed in the Company’s periodic and other filings with the SEC, since September 30, 2010, there has not occurred any event or events which, singly or in the aggregate, have had or are reasonably expected to have, a Material Adverse Effect upon the business, operations or financial condition of the Company.

2.5.   Issuance of Securities.  Except with respect to (i) shares of Common Stock and certain warrants issued to Socius Capital Group, LLC, (ii) shares of capital stock issued to the Purchaser and (iii) any shares of restricted stock or stock options issued to employees or directors under any of the Company’s equity incentive plans, since September 30, 2010, and except as disclosed in any periodic or other filings made with the SEC, the Company has not issued any capital stock, or any securities convertible into, or exchangeable for, capital stock, or entered into any written or oral commitment with respect thereto, other than transactions with the Purchaser or in connection with the Company’s stock option plan.

2.6.   Litigation.  There are no pending or overtly threatened actions, claims, orders, decrees, investigations, suits or proceedings by or before any governmental authority, arbitrator, court or administrative agency which would have a Material Adverse Effect, or which question the validity of this Agreement or any action taken or to be taken by the Company in connection herewith, or which might result in any impairment of the right or ability of the Company to enter into or perform his obligations under this Agreement.

2.7.   Reports; Financial Statements.  The Company’s Annual Report on Form 10-K for the years ended December 31, 2009 and December 31, 2008 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010, and all Current Reports on Form 8-K filed to date (the “Reports”) have been filed with the SEC and the Reports complied in all material respects with the rules of the SEC applicable to such Reports on the date filed with the SEC, and the Reports did not contain, on the date of filing with the SEC, any untrue statement of a material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances in which they were made, not materially misleading.  All of the consolidated financial statements included in the Reports (the “Company Financial Statements”):  (a) have been prepared from and on the basis of, and are in accordance with, the books and records of the Company and with generally accepted accounting principles applied on a basis consistent with prior accounting periods; (b) fairly and accurately present in all material respects the consolidated financial condition of the Company as of the date of each such Company Financial Statement and the results of its operations for the periods therein specified; and (c) in the case of the annual financial statements, are accompanied by the audit opinion of the Company’s independent public accountants.  Except as set forth in the Company Financial Statements, as of the date hereof, the Company has no liabilities other than (x) liabilities which are reflected or reserved against in the Company Financial Statements and which remain outstanding and undischarged as of the date hereof, (y) liabilities arising in the ordinary course of business of the Company since September 30, 2010, or (z) liabilities incurred as a result of this Agreement or which were not required by generally accepted accounting principles to be reflected or reserved on the Company Financial Statements.

2.8.   Permits.  The Company has all franchises, permits, licenses and similar authorizations necessary for the conduct of its business, and is not in default of any such authorizations, where the absence or default of such authorization could have a Material Adverse Effect.

2.9.   Income Tax Returns.  The Company and each entity owned or controlled, directly or indirectly by the Company or in which it has a fifty percent (50%) or greater interest (each, a “Subsidiary”) has filed all federal and state income tax returns which are required to be filed, and have paid, or made provision for the payment of, all taxes which have become due pursuant to said returns or pursuant to any assessment received by the Company or any Subsidiary, except such taxes, if any, as are being contested in good faith and as to which adequate reserves have been provided.  The Company has no knowledge of any pending assessments or adjustments of the income tax payable of the Company or its Subsidiaries with respect to any year.

2.10.   Environmental Matters.  None of the operations of the Company or any Subsidiary is the subject of any federal or state investigation evaluating whether any remedial action involving a material expenditure is needed to respond to a release of any toxic or hazardous waste or substance into the environment.  To the Company’s knowledge, neither the Company nor any Subsidiary has received notice of any actual or threatened claim, investigation, proceeding, order or decree in connection with any release of any toxic or hazardous waste or substance into the environment.

2.11.   Offering.  Subject to the truth and accuracy of Purchaser’s representations set forth in Section 3 of this Agreement, the offer, sale and issuance of the securities contemplated by this Agreement are exempt from the registration requirements of the Securities Act, and the qualification or registration requirements of the Act or other applicable blue sky laws.  Neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemptions.

2.12.   Patents and Trademarks.  The Company possesses all patents, patent rights, trademarks, trademark rights, service marks, service mark rights, trade names, trade name rights and copyrights necessary for its business without, to its knowledge (but without having conducted any special investigation or patent search), any conflict with or infringement of the valid rights of others and the lack of which could materially and adversely affect the operations or condition, financial or otherwise, of the Company, and the Company has not received any notice of infringement upon or conflict with the asserted rights of others.

2.13.   Insurance.  The Company has in full force and effect fire and casualty insurance policies with such coverages in amounts (subject to reasonable deductibles) customary for companies similarly situated.

2.14.   Related Party Transactions.  Except as disclosed in the Reports, no existing contractual obligation of the Company or its Subsidiaries is with or for the direct benefit of (i) any party owning, or formerly owning, beneficially or of record, directly or indirectly, in excess of five percent (5%) of the outstanding capital stock of the Company, (ii) any director, officer or similar representative of the Company, other than employment agreements, (iii) any natural person related by blood, adoption or marriage to any party described in (i) or (ii), or (iv) any entity in which any of the foregoing parties has, directly or indirectly, at least a five percent (5%) beneficial interest (a “Related Party”).  Without limiting the generality of the foregoing, no Related Party, directly or indirectly, owns or controls any material assets or material properties which are used in the Company’s business and to the knowledge of the Company, no Related Party, directly or indirectly, engages in or has any significant interest in or connection with any business which is, or has been within the last two years, a competitor, customer or supplier of the Company or has done business with the Company or which currently sells or provides products or services which are similar or related to the products or services sold or provided in connection with the Business.

2.15.   No Anti-Dilution Rights.  Except with respect to any such provisions for the benefit of the Purchaser, the transactions contemplated hereby will not trigger any anti-dilution provisions contained in any existing shareholder agreements.

2.16.   Full Disclosure.  No representation, warranty, schedule or certificate of the Company made or delivered pursuant to this Agreement contains or will contain any untrue statement of fact, or omits or will omit to state a material fact the absence of which makes such representation, warranty or other statement misleading.

3.   Representations and Warranties of JEMZ.  JEMZ hereby represents and warrants to, and agrees with, the Company that:

3.1.   Restricted Securities.  JEMZ understands that (i) the Common Stock is characterized as “restricted securities” under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering, (ii) under such laws and applicable regulations such securities may be resold without registration under federal and state securities laws only in certain limited circumstances, and (iii) the Company may require a legal opinion of JEMZ’ counsel with respect to unregistered transfers.

3.2.   Preexisting Relationship; Financial Experience.  JEMZ represents that (i) it has a preexisting personal or business relationship with the Company, or (ii) by reason of its business or financial experience or the business or financial experience of its professional advisors who are unaffiliated with and who are not compensated by the Company or any affiliate or selling agent of the Company, directly or indirectly, and has the capacity to protect its own interests in connection with the transactions described herein.

3.3.   Legends.  JEMZ understands that the certificates evidencing the Common Stock will bear substantially the following legends:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH SECURITIES ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO RULE 144 OF SUCH SECURITIES ACT.

3.4.   Investment Purposes.  The securities will be acquired for investment for JEMZ’ own account, not as a nominee or agent, and not with a view to the public resale or distribution thereof within the meaning of the federal or state securities laws, and JEMZ has no present intention of selling, granting any participation in, or otherwise distributing the same. JEMZ further represents that he or it does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the securities.

3.5.   Litigation.  There are no claims before any governmental entity or arbitrator pending or, to such Purchaser’s knowledge, currently threatened against or with respect to such Purchaser relating to or affecting the Common Stock which question the validity of this Agreement or any action taken or to be taken by such Purchaser in connection herewith, or which might result in any impairment of the right or ability of such Purchaser to enter into or perform its obligations under this Agreement.

3.6.   Awareness of Company Performance.  Purchaser acknowledges that (i) it has received and reviewed the Company’s financial statements (a) as of and for the year ended December 31, 2009 and (b) as of and for the nine-month period ended September 30, 2010, (ii) it has received or has had full access to all the information Purchaser considers necessary or appropriate to make an informed decision with respect to the purchase of the Common Stock pursuant to this Agreement, and (iii) it has had an opportunity to ask questions and receive answers from the Company regarding the Company’s financial performance and to obtain additional information (to the extent the Company possessed such information or could acquire it without unreasonable effort or expense) necessary to verify any information furnished to Purchaser or to which Purchaser had access.

4.   Survival of Representations and Warranties.  All representations, warranties and agreements made by the Company and JEMZ in this Agreement or in any certificate or other instrument delivered pursuant hereto shall survive the Closing and any investigation and discovery by the Company or by JEMZ, as the case may be, made at any time with respect thereto; provided, however, that, other than with respect to Section 2.5 (for which there shall be no time limit), neither JEMZ nor the Company shall have any liability to the other for any misrepresentation, inaccuracy or omission in any representation or warranty, or any breach of any representation or warranty, unless the party asserting a claim with respect to any thereof gives to the other written notice of such claim on or before the date which is two (2) years following the Closing Date.

5.   Indemnification.

5.1.   Indemnification by the Company.  In addition to all other sums due hereunder or provided for in this Agreement, the Company agrees to indemnify and hold harmless the Purchaser and its respective “Affiliates” (as defined in Rule 12b-2 of the General Rules and Regulations under the Exchange Act) and their respective officers, directors, agents, representatives, employees, subsidiaries, partners and controlling persons (each, an “indemnified party”) from and against any and all losses, claims, damages, expenses (including reasonable fees, disbursements and other charges of counsel) or other liabilities (“Liabilities”) resulting from any breach of any covenant, agreement, representation or warranty of the Company in this Agreement; provided, however, that the Company shall not be liable under this Section 5.1: (a) for any amount paid in settlement of claims without the Company’s consent (which consent shall not be unreasonably withheld) or (b) to the extent that it is finally judicially determined that such Liabilities resulted primarily from the willful misconduct or bad faith of such indemnified party; provided, further, that if and to the extent that such indemnification is held, by final judicial determination to be unenforceable, in whole or in part, for any reason, the Company shall make the maximum contribution to the payment and satisfaction of such indemnified Liability.  In connection with the obligation of the Company to indemnify for expenses as set forth above, the Company further agrees to reimburse each indemnified party for all such expenses (including reasonable fees, disbursements and other charges of counsel) as they are incurred by such indemnified party; provided, however, that if an indemnified party is reimbursed hereunder for any expenses, such reimbursement of expenses shall be refunded to the extent it is finally judicially determined that the Liabilities in question resulted primarily from the willful misconduct or bad faith of such indemnified party.

5.2.   Notification; Procedure.  Each indemnified party under Section 5.1 will, promptly after the receipt of notice of the commencement of any action or other proceeding against such indemnified party in respect of which indemnity may be sought from the Company under Section 5.1, notify the Company in writing of the commencement thereof.  The omission of any indemnified party so to notify the Company of any such action shall not relieve the Company from any liability which it may have to such indemnified party (i) other than pursuant to Section 5.1 or (ii) under Section 5.1 unless, and only to the extent that, such omission results in the Company’s forfeiture of substantive rights or defenses.  In case any such action or other proceeding shall be brought against any indemnified party and it shall notify the Company of the commencement thereof, the Company shall be entitled to participate therein and, to the extent that it may wish, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party; provided, however, that any indemnified party may, at its own expense, retain separate counsel to participate in such defense.  Notwithstanding the foregoing, in any action or proceeding in which both the Company and an indemnified party is, or is reasonably likely to become, a party, such indemnified party shall have the right to employ separate counsel at the Company’s expense and to control its own defense of such action or proceeding if, in the reasonable opinion of counsel to such indemnified party, (a) there are or may be legal defenses available to such indemnified party or to other indemnified parties that are different from or additional to those available to the Company or (b) any conflict or potential conflict exists between the Company and such indemnified party that would make such separate representation advisable; provided, however, that in no event shall the Company be required to pay fees and expenses under this sentence of Section 5.1 for more than one firm of attorneys in any jurisdiction in any one legal action or group of related legal actions.  The Company agrees that the Company will not, without the prior written consent of the Purchaser, settle, compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated hereby (if any indemnified party is a party thereto or has been actually threatened to be made a party thereto) unless such settlement, compromise or consent includes an unconditional release of the Purchaser and each other indemnified party from all liability arising or that may arise out of such claim, action or proceeding.  No such settlement shall impose any restriction on the future conduct of any indemnified party without such party’s consent, which may be withheld in such party’s discretion.  The rights accorded to indemnified parties hereunder shall be in addition to any rights that any indemnified party may have at common law, by separate agreement or otherwise.

6.   Miscellaneous.

6.1.   Entire Agreement.  This Agreement contains the entire agreement among the parties with respect to the exchange contemplated hereby.

6.2.   Governing Law.  This Agreement shall be governed by and construed under the laws of the State of Delaware.

6.3.   Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

6.4.   Severability.  The invalidity of any portion hereof shall not affect the validity, force, or effect of the remaining portions hereof. If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, the parties agree that a court of competent jurisdiction may enforce such restriction to the maximum extent permitted by law against those for whom it may be enforceable, and each party hereby consents and agrees that such scope may be judicially modified accordingly in any proceeding brought to enforce such restriction.

6.5.   Further Assurances.  The parties hereto shall, without additional consideration, execute and deliver or cause to be executed and delivered such further instruments and shall take or cause to be taken such further actions as are necessary to carry out more effectively the intent and purpose of this Agreement.

6.6.   Successors and Assigns.  Except as otherwise provided herein, the terms and conditions of Section 5 of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (including transferees of any securities).  Nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto or their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.7.   Titles and Subtitles.  The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.8.   Notices.  All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient, if not, then on the next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt.  All communications shall be sent to the address as set forth on the signature page hereof or at such other address as such party may designate by ten (10) days advance written notice to the other parties hereto.

6.9.   Finder’s Fee.  Each party represents that it neither is nor will be obligated for any finders’ fee or commission in connection with this transaction.  JEMZ agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finders’ fee (and the costs and expenses of defending against such liability or asserted liability) for which JEMZ or any of its trustees, employees or representatives is responsible.  The Company agrees to indemnify and hold harmless JEMZ from any liability for any commission or compensation in the nature of a finders’ fee (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

6.10.   Amendments and Waivers.  Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and JEMZ. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any securities purchased under this Agreement at the time outstanding, and each future holder of all such securities and the Company.

 [SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

JEMZ TRUST

By: AC Montgomery Nevada, LLC, a Nevada limited liability company

By: AC Montgomery, LLC, a Delaware limited liability company Its: Member

By:	/s/ David Gelbaum
David Gelbaum
Its: Member

Address:
1835 Newport Blvd.
A109 - PMB 467
Costa Mesa, CA 92627

ENTECH SOLAR, INC.

By:	/s/ Shelley Hollingsworth
Name: Shelley Hollingsworth
Title: Chief Financial Officer

Address:
13301 Park Vista Blvd., Suite 100
Fort Worth, Texas 76177